October 4, 2006

BY EDGAR AND FAX

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-106726) of E-centives, Inc.

Ladies and Gentleman:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, E-centives, Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-106726) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2003. The Company has not offered or sold any securities by means of the preliminary prospectus contained in the registration statement.

Accordingly, the Company requests an order granting the withdrawal of the registration statement be issued by the Commission. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (240) 333-6210, with a copy to John Beckman of Hogan & Hartson L.L.P., the Company’s counsel, via facsimile at (202) 637-5910.

Should you have any questions, please do not hesitate to contact John Beckman at (202) 637-5464.

Very truly yours,

E-centives, Inc.

By: /s/ Tracy L. Slavin

      Chief Financial Officer